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                                  SANCON LOGO


                                 FAX TRANSMITTAL



January 23, 2009

Please deliver the following pages to:

Name: Dale Welcome
      Staff Accountant
      Division of Corporation Finance

Tel .No: (202) 551-3865
Fax No: (703) 813-6968


Total Number of Pages, Including Cover Sheet:  7

Content:  Response to comments on December 19, 2008

From:  Mr. Gary Li
       Chief Financial Officer
       Sancon Resources Recovery, Inc.


         Fax No: (86)21-5284-0762
         Tel .No: (86)21-5284-3310



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                                                                January 23, 2009

Mr. Dale Welcome
Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C.20549-7010



Dear Mr. Welcome:


We have received your fax on December 19, 2008. Thanks a lot for your comments on our Form 10-KSB for the Fiscal Year Ended December 31, 2007, Form 10-Q/A for the Fiscal Quarter ended June 30, 2008 and Form 10-Q for the Fiscal Quarter Ended September 30, 2008. Please kindly check following answers to these comments. Feel free to call us at the telephone numbers showed in cover sheet.




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                              RESPONSE TO COMMENTS

Comment 1: In future filings, please quantify the reasons for the significant changes in your results from period-to-period. For example, you should quantify the factors you have identified for the fluctuations in your revenue, cost of revenue and selling, general and administrative expenses and ensure that you explain the majority of the increases or decrease in your discussion. You should disclose and discuss changes in each expense line item as a percentage of revenue. You should also disclose and discuss the factors that impacted other material line items during each period, including other income/expense, income taxes and minority interest. We remind you that management's discussion and analysis should include meaningful information to enhance overall financial disclosure, provide narrative explanation of the company's financial statements, enabling investors to see the company through the eyes of management, and provide information about the quality of, and potential variability of, the company's earnings and cash flow so that investors can ascertain the likelihood that past performance is indicative of future performance. Please refer to Release No. 33-8350, Interpretation Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations for guidance. This comment is also applicable to future quarterly filings.

Answer: We will follow this comment in future fillings.

Comment 2: Please revise future filings to explain the reasons for material changes in non-cash items, as well as significant fluctuations in working capital items, as applicable. In addition, please specifically address the payment terms of your accounts receivable and provide investors with more insight into your expected collection period.

Answer: We will follow this comment in future fillings.

Comment 3: You stated in your disclosure that the acquisition of Sancon Resource Recovery (Shanghai) Co., Ltd. "resulted in a recapitalization of the Company's capital structure similar to the pooling of interest method." Please clarify this statement and tell us how you accounted for the acquired entity since it appears that your acquisition was a business combination under SFAS 141.

Answer: The Company acquired Sancon Resources Recovery (Shanghai) Co., Ltd on August 15, 2007 by converting its debenture into 70% equity interest in Sancon Shanghai. Prior to its acquisition it was 100% owned by Jack Chen who is the CEO, Director and Shareholder of the Company and was under common control with the Company. Conversion of debenture into equity interest triggered the combination of Sancon Shanghai with the Company.

We considered the guidelines provided under SFAS 141 which explicitly does not apply to combinations of entities under common control (parent and subsidiary, brother-sister corporations, etc.). Mergers among such entities must be accounted for "as if" poolings. This treatment is consistent with the concept of pooling as combinations of common stockholder interests.


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According to ARB 51, the process of preparing combined statement is virtually the same as consolidation employing the previously permitted pooling-of-interest method.

As a result Sancon Shanghai was combined using the above guidelines which "resulted in recapitalization of the Company's capital structure similar to the pooling-of-interest method".

Comment 4: Please explain to us how you complied with Item 2.01, Form 8-K with regard to your acquisition of Sancon Resource Recovery (Shanghai) Co., Ltd.

Answer: We've already filed Item 2.01, Form 8-K on September 27, 2007.

Comment 5: Please tell us and expand your disclosure in future filings to address the nature of your operations in relation to your recognition of revenue for each of your material recycling, material trade and waste service segments.

Answer: In general, the Company records revenue when persuasive evidence of an arrangement exists, services have been rendered or product delivery has occurred, the sales price to the customer is fixed or determinable, and collectibility is reasonably assured.

The Company is organized into three business segments: material recycling, material trade and waste service.

(1) Material Recycling refers to the activities of collecting and processing of waste materials that located in Australia. The revenue recognized when delivery of the material is occurred and invoice is issued.
(2) Material Trade refers the activities of buying and selling of materials that located in Hong Kong. The revenue recognized when delivery to customer is occurred and invoice is issued.
(3) Waste Service refers the activities of providing waste management service that located in Shanghai. The revenue recognized when service is completed and invoice is issued.

Comment 6: Please revise future filings to indicate that SFAS 141(R) and SFAS 160 are effective for your company on January 1, 2009. Please revise future filings to also clarify your adoption of FIN 48.

Answer: We will follow this comment in future fillings.

Comment 7: At December 31, 2007 and each of the subsequent quarter-end balance sheet dates, your balance sheet includes amounts due from related parties. Please tell us and revise future filings to clarify who the related parties are and explain the specific nature of the transactions that gave rise to these amounts. If the related parties are officers of the company, please tell us what consideration you gave to Section 402(a) of Sarbanes-Oxley Act which prohibits most personal loans to officers and directors. In addition, please explain to us where changes in such amounts as well as changes in amounts due to related parties are reflected in the statements of cash flows.


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Answer: One of the related parties transaction is with Mr. Jack Chen, current
CEO and Director, As of December 31, 2007, the company recorded amount due from Mr. Jack Chen was $15,000 and amount due to Mr. Jack Chen was $327,122. If combine these two amounts, the result should be amount due to Mr. Jack Chen was $312,122. Lack of consolidation of the accounts also existed in subsequent quarterly reports. In future filings, we will combine amount due to/from the same party into single item.

Another party is Mr. Cheng Guangliang, currently the contracted Manager of GuangCheng, one of company's subsidiary. The contractor relationship is such that the contracted manager is solely responsible for any losses incurred by GuangCheng during the contract management period, and shares a portion of the profit made during such period. The company made a loan to Mr. Cheng Guangliang for purpose of undertaking business activities of Guangcheng such as Material trading. Such loan is guaranteed by Mr. Chen Guangliang on a personal basis.

The changes in amounts due to/from related parties are reflected in "shareholders loan" in "Cash Flows from Financing Activities".

Comment 8: We note that you restated your interim financial statements for the fiscal quarter ended June 30, 2008. In this regard, it is not clear to us why you did not:

- provide an explanatory note that discusses the facts and circumstances surrounding the restatement of your Form 10-Q; i*label the appropriate financial statements within your Form 10-Q/A as "Restated" in accordance with paragraph 26 of SFAS 154;

- fully comply with FAS 154, paragraphs 25 and 26, including but not limited to labeling the appropriate financial statements as "Restated" and providing a restatement footnote that shows the impact on the financials statements as reported and as restated, as applicable; and

- update Item 3 disclosures to include the following:

o a discussion of the restatement and the facts and circumstances surrounding it,

o how the restatement impacted the CEO and CFO's original conclusions regarding the effectiveness of their disclosure controls and procedures,

o     changes to internal controls over financial reporting, and

o anticipated changes to disclosure controls and procedures and/or internal controls over financial reporting to prevent future misstatements of a similar nature.


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Additionally, please tell us why and Item 4.02 Form 8-K was not filed to report such restatement.

Answer: We've refilled the Form 10-Q for the fiscal quarter ended June 30, 2008 and Item 4.02 Form 8-K which included all the comments above.

Comment 9: It is not clear from your disclosure how much your 100% equity interest in Digital Financial Service Limited was sold for. Please clarify the amount to us and revise future filings, as appropriate.

Answer:  The amount is $7.8 and $0.1 each share for total 78 shares.

Comment 10: Please revise future quarterly filings to also include a discussion of the material changes in your results for the year-to-date period as compared to the corresponding year-to-date period of the preceding fiscal year as required by Item 303(B) of Regulation S-K.

Answer: We will follow this comment in future fillings.

Comment 11: In your Form 10-KSB for the fiscal year ended December 31, 2007, you concluded that both your disclosure controls and procedures and internal controls over financial reporting were not effective. However, in subsequent quarterly reports, you indicated that your disclosure controls and procedures were effective although there had been no changes that had materially affected your internal controls over financial reporting. Since it unclear from your disclosures when and why your conclusions have changed from ineffective to effective, please supplementally tell us and disclose in your 2008 Form 10-K when and how the material weaknesses you identified at December 31, 2007 were remediated.

Answer: The material weaknesses indentified at December 31, 2007 have not been remediated completely as of September 30, 2008. We have not begun the independent audit of our disclosure controls, and procedures and internal controls over financial reporting. Our independent audit will perform the audit of internal control along with the audit of financial statements in the year 2010.

Comment 12: We note that your disclosure controls and procedures are "effective." However, your disclosure does not provide the correct and full definition of "disclosure controls and procedures" as defined in Rule 13a-15(e) of the Exchange Act. Please confirm to us that your disclosure controls and procedures are effective or ineffective, as defined, for the each of the fiscal quarters ended March 31, 2008, June 30, 2008 and September 30, 2008. Additionally, please revise future filings to include the correct and full definition of disclosure controls and procedures or simply state that your disclosure controls and procedures are effective or ineffective, without defining them.


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Answer: The term "disclosure controls and procedures," as defined in Rules
13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized, and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files and submits under the Exchange Act is accumulated and communicated to the company's management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure.

Our disclosure controls and procedures are ineffective, as defined, for the each of the fiscal quarters ended March 31, 2008, June 30, 2008 and September 30, 2008. Our independent audit will perform the audit of internal control along with the audit of financial statements in the year 2010.

Comment 13: We note that your certifications refer to "small business issuer." In future fillings, please revise your certifications to omit this language and provide your certifications using the exact language as provided in Item 601(b)
(31) (I) of Regulation S-K.

Answer: We will follow this comment in future fillings.